

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2020

Seah Chia Yee
Principal Financial Officer
Leader Hill Corp
Flat 1204 Block B
Mei Li Yuan
Hong Ling Middle Road
Luohu
Shenzen 518000 China

> **Re: Leader Hill Corp**
> **Form 10-K/A for Fiscal Year Ended November 30, 2019**
> **Filed January 17, 2020**
> **Form 10-K/A**
> **Filed January 23, 2020**
> **File No. 333-223712**

Dear Mr. Yee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services